================================================================================
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    Form 11-K

                                  Annual Report
                        Pursuant To Section 15(d) Of The
                       Securities And Exchange Act Of 1934

                      For The Year Ended December 31, 2001

                          THRIFT PLAN FOR EMPLOYEES OF
                         SENTINEL TRANSPORTATION COMPANY
                              (Full title of plan)

                          SENTINEL TRANSPORTATION, LLC
                       3521 Silverside Road, Concord Plaza
                    Quillen Building, Second Floor, Suite 2a
                              Wilmington, DE 19810
           (Name and address of principal executive office of issuer)
================================================================================

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
             Index to Financial Statements and Supplemental Schedule

--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Accountants                                          4

Financial Statements

  Statements of Net Assets Available for Benefits, as of
    December 31, 2001 and 2000                                             5

  Statements of Changes in Net Assets Available for Benefits,
    for the years ended December 31, 2001 and 2000                         6

  Notes to Financial Statements                                           7-14

Supplemental Schedules*

  Schedule I: Schedule of Assets (Held at End of Year)                     15

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                   Signatures



Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC, has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                       Thrift Plan for the Employees of
                                       Sentinel Transportation Company

                                       Dated: May 9, 2002:

                                       By: /s/ Marilyn Shaw
                                           Marilyn Shaw
                                           Human Resources Manager

                        Report of Independent Accountants


To the Administrator and Participants
of the Thrift Plan for Employees of Sentinel Transportation Company


We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation Company as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation Company as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ St. Clair CPAs, P.C.

Merchantville, New Jersey
May 9, 2002

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                 Statements Of Net Assets Available For Benefits
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------



                                                                   December 31,
                                                        ===================================
                                                             2001                 2000
                                                        --------------      ---------------
Assets:

   Investments:
       Plan interest in DuPont and Related Companies
         Defined Contribution Plan Master Trust         $    8,512,321     $     7,186,369
       Related Companies Stock Funds                         5,961,828           6,553,019
       Mutual Funds                                          2,478,222           2,712,724
       Common/Collective Funds                                 401,566             362,262
       Cash and Cash Equivalents                                 1,747             380,441
       Participant Loans                                     1,223,206           1,281,052
                                                        --------------      ---------------

           Total Investments                                18,578,890          18,475,867

   Receivables:
       Participants' Contributions                             100,038             128,392
       Employer's Contributions                                 58,904              58,456
       Investment Income                                         7,016               6,140
                                                        --------------      ---------------

           Total receivables                                   165,958             192,988
                                                        --------------      ---------------

Net assets available for benefits                       $   18,744,848      $    18,668,855
                                                        ==============      ===============






   The accompanying notes are an integral part of these financial statements.

                          Thrift Plan for Employees of
                        Sentinel Transportation Company
                             Statements Of Changes
                      In Net Assets Available For Benefits
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                      Years Ended December 31,
                                                               -----------------------------------
                                                                      2001              2000
                                                               -----------------------------------
Additions:
   Investment income:
      Interest                                                  $    103,345     $        94,935
      Dividends                                                      220,079             360,436
      Net depreciation in fair market value of investments          (875,369)         (2,044,049)
                                                               -----------------------------------

   Total Investment (Loss) Income                                   (551,945)         (1,588,678)

   Contributions:
      Sentinel Transportation, LLC contributions
        (Net of Forfeitures Applied of $30,718 and $28,870
        in 2001 and 2000)                                            809,220             786,670
      Participants Contributions                                   1,061,726           1,074,256
      Rollovers/Trust to Trust Transfers                             312,183             226,959
                                                               -----------------------------------

   Total Contributions                                             2,183,129           2,087,885
                                                               -----------------------------------

        Total Additions                                            1,631,184             499,207

Deductions:
   Withdrawals                                                    (1,555,191)           (781,495)
                                                               -----------------------------------

   Total Deductions                                               (1,555,191)           (781,495)
                                                               -----------------------------------

        Net Increase (Decrease)                                       75,993            (282,288)

Net assets available for benefits:
        Beginning of year                                         18,668,855          18,951,143
                                                               -----------------------------------

        End of year                                             $ 18,744,848      $   18,668,855
                                                               ===================================

   The accompanying notes are an integral part of these financial statements.

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------


1. Description of the Thrift Plan:

   The Plan
   The following description of the Thrift Plan for Employees of Sentinel Transportation Company (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

   Sentinel Transportation Company (the "Company") became a wholly owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont") in December 1995. Prior to its incorporation, the Company was part of Conoco Inc.'s downstream operation (transportation). As part of Conoco, Inc., eligible employees of such operation participated in the Thrift Plan for the Employees of Conoco, Inc.

   With the incorporation of the Company, Conoco employees, dedicated to such operations, were transferred to and became Sentinel employees. Sentinel's Board of Directors adopted, effective January 1, 1996, the Thrift Plan for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan.

   Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco Inc. (20%).

   The Plan is a defined contribution plan which was established in 1996 by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code").

   The purpose of the Plan is to encourage and assist employees to save systematically a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, or regular, full-time employees, who have completed at least one month of service following their date of hire, are eligible to participate in the Plan.

   Eligible employees may participate in the Plan by authorizing the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof; however, no more than 15% may be deposited into a before-tax account. Participants' monthly deductions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant's monthly basic deposits.

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

   Subject to certain limitations, certain participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 6% of monthly compensation. Due to the application of Internal Revenue Code discrimination testing requirements, only "non-highly compensated" participants are currently eligible to make cash lump sum supplemental deposits.

   A participant with less than five years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account during the last two years. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

   Participants may borrow up to one-half of their non-forfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

   Administration
   The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate three or more persons to serve on the Employee Benefit Plans Board to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan's investment options.

   Reasonable expenses of administering the Plan, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. For the years ended December 31, 2001 and 2000, expenses were paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

   While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

2. Significant Accounting Policies

   Basis of Accounting
   The financial statements have been prepared on the accrual basis of accounting.

   Investment Valuation and Income Recognition
   The investments of the Plan are carried at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"). The Plan's interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see
   Note 3). The Master Trust's investment contracts are fully benefit responsive and, thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. Dupont common stock and Conoco Class B common stock are valued at quoted market prices at year end. Participant loans and cash and cash equivalents are valued at cost which approximates fair value.

   Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund and Conoco Class B Common Stock Fund investment securities are based on average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

   Payment of Benefits
   Benefits are recorded when paid.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

   Reclassifications
   These financial statements reflect the reclassification of certain prior year investment amounts to conform to the current year presentation.

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------



3. DuPont and Related Companies Defined Contribution Master Trust

   On April 1, 1999, the Company and certain affiliates ("employers") entered into a Master Trust Agreement with Merrill Lynch ("Trustee") to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust investment funds.

   The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.02% to 7.24% for the year ended December 31, 2001 and from 5.83% to 8.50% for the year ended December 31, 2000. The blended rate of return was 6.39% in 2001 and 6.72% in 2000.

   The crediting rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

   A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is ($122,037,312) and ($61,031,076) at December 31, 2001 and 2000,
   respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are less than the value of the underlying assets.

   Total Assets of the Master Trust include:

                                                     December 31,
                                          ======================================
                                                2001                  2000

    Investment Contracts                  $5,294,842,052       $5,134,555,882
    Common/Collective Trust Funds             20,450,633           25,007,540
    Money Market Funds                        26,733,694           31,437,135
                                          ----------------     -----------------

      Total                               $5,342,026,379       $5,191,000,557
                                          ================     =================

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------



   The Plan's undivided interest in the Master Trust was .159% and .138% as of December 31, 2001 and 2000, respectively.

   Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

                                                         December 31,
                                               =================================
                                                    2001              2000
                                               -------------     ---------------

     Investment Contracts:
        Connecticut General Life Ins.          $ 439,624,619   $       -
        Metropolitan Life                             -           412,600,954
        Principal Life                           296,750,377      280,402,889
        Aetna Life and Annuity                   519,942,538      356,648,682
        CDC Financial                                 -           336,220,628
        Deutsche Bank (PIM-DUP-1)                     -           273,816,467
        Deutsche Bank (PIM-DUP-2)                     -           347,269,727
        Deutsche Bank (DUP-1)                    519,076,651      330,341,799
        Monumental Life Insurance Co.            516,903,184      356,840,431
        JP Morgan (95-04)                        519,142,395      320,535,834
        JP Morgan (95-12)                             -           353,745,646
        JP Morgan (ADUPONT03)                    528,060,590           -
        Peoples Security                              -           301,118,125
        Union Bank of Switzerland                518,377,156      416,151,942


   At December 31, 2001, the total assets of the Master Trust of $5,342,026,379 included participant investments in the Stable Value Fund of $5,305,008,040 and $37,018,339 held in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2000, the total Master Trust value of $5,191,000,557 included participant investments in the Stable Value Fund of $5,144,944,410 and $46,056,147 in the Conservative, Moderate and Aggressive Allocation Funds.

   Total investment income of the Master Trust for the years ended December 31, 2001 and 2000 was $341,975,725 and $353,329,080, respectively.

   New Accounting Pronouncements
   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------


   SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans and Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Master Trust continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

   The carrying value of Synthetic Guaranteed Investments Contracts held by the Master Trust is $3,858,061,618 and $4,001,503,657 at December 31, 2001 and
   2000, respectively.

4. Investments

   Investments that represent more than 5% of the net assets available for plan benefits as of December 31, 2001 and 2000 were as follows:

                                                    December 31,
                                           ==============================
                                             2001                  2000
                                           ----------          ----------
         DuPont Common Stock               $5,752,975          $6,305,345
         Master Trust                       8,512,321           7,186,369


   During the years ended December 31, 2001 and 2000, the Plan's investments (depreciated) appreciated (including realized gains and losses) in value as follows:

                                                    December 31,
                                           ===============================
                                              2001                 2000
                                           ----------          -----------

         Master Trust                      $  504,138          $   468,060
         Related Companies Stock Fund        (733,513)          (1,787,089)
         Mutual Funds                        (606,733)            (704,354)
         Common/Collective Trusts             (39,261)             (20,666)
                                           ----------          -----------

         Total Net depreciation            ($ 875,369)         ($2,044,049)
                                           ==========          ===========

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------


5. Conoco, Inc. Class B Common Stock Fund

   On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $208,853 and $247,674 at December 31, 2001 and 2000, respectively.

6. Tax Status

   The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated September 28, 1999 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

7. Related Party Transaction

   Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management and the Trustee. Transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

                          Thrift Plan for Employees of
                         Sentinel Transportation Company
                          Notes To Financial Statements
                 For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------



8. Reconciliation Of Financial Statements To Form 5500

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                     December 31,
                                                                           ===============================
                                                                               2001               2000
                                                                           ------------       ------------
    Net assets available for benefits per the financial statements         $ 18,744,848       $ 18,668,855

    Less:  Contributions receivable                                              -                (186,848)
                                                                           ------------       ------------

    Net assets available for benefits per the form 5500                    $ 18,744,848       $ 18,482,007
                                                                           ============       ============



The following is a reconciliation of contributions received from employer and participants per the financial statements to the Form 5500.

                                                                               Year Ended December 31,
                                                                                        2001
                                                                          =================================
                                                                            Employer         Participants
                                                                          ------------     ----------------
  Contributions per financial statements                                   $ 809,220          $1,061,726

  Add: December 2000 participant contributions
    Withheld and matching employer contribution
      Paid January 2001                                                       59,889             126,959
                                                                          ------------     ----------------

  Contributions received per the Form 5500                                 $ 869,109          $1,188,685
                                                                          ============     ================

Retirement and Saving Plan                                         Schedule 1
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line l
As of December 31, 2001
-------------------------------------------------------------------------------


           Identity of Issue                Description of Investment       Current
                                                                             Value
* Plan Interest in Dupont and Related
  Companies Defined Contribution
  Plan Master Trust ("Master Trust")      Master Trust                     $8,512,321
* DuPont Common Stock Fund                Company Stock Fund               $5,752,975
* Conoco Common Stock Fund                Company Stock Fund               $  208,853
  AIM Equity Constellation Fund           Registered Investment Company    $   81,667
  AIM Value Fund                          Registered Investment Company    $  142,939
  Fidelity Equity Income Fund             Registered Investment Company    $   51,328
  Fidelity Fund                           Registered Investment Company    $  108,632
  Fidelity Growth & Income Fund           Registered Investment Company    $  116,537
  Fidelity Low Priced Stock               Registered Investment Company    $   39,706
  Fidelity Magellan Fund                  Registered Investment Company    $  651,414
  Franklin Balance Sheet                  Registered Investment Company    $   39,651
  Franklin Cust Fund                      Registered Investment Company    $   26,769
  Franklin Small Mid Cap Growth Fund      Registered Investment Company    $  210,638
  Janus Enterprise Fund                   Registered Investment Company    $  302,405
  Janus Mercury Fund                      Registered Investment Company    $  424,445
  Mercury Global Holdings FD CL I         Registered Investment Company    $   36,440
  Mercury HW INTL Value Fund CL I         Registered Investment Company    $    2,856
* Merrill Lynch Basic Value Fund          Registered Investment Company    $   51,630
* Merrill Lynch Capital Fund              Registered Investment Company    $   72,294
* Merrill Lynch Fundamental Growth Fund   Registered Investment Company    $   13,794
  MFS Research Fund                       Registered Investment Company    $   16,214
  MFS Total Return Fund                   Registered Investment Company    $   64,576
  Templeton Foreign Fund                  Registered Investment Company    $    8,111
  Templeton Growth Fund                   Registered Investment Company    $   16,176
* Aggressive Asset Allocation Portfolio   Common/Collective Trusts         $    4,342
  Barclays 3-way                          Common/Collective Trusts         $  128,079
* Conservative Asset Allocation Portfolio Common/Collective Trusts         $      434
* Merrill Lynch Equity Index Trust        Common/Collective Trusts         $  252,786
* Merrill Lynch International Index       Common/Collective Trusts         $    6,014
* Merrill Lynch Small Cap Index           Common/Collective Trusts         $    6,580
* Moderate Asset Allocation Portfolio     Common/Collective Trusts         $    3,331
  Cash and Cash Equivalents               Cash and Cash Equivalents        $    1,747
  Participant Loans                       5.5% - 9.0%                      $1,223,206
                                                                           ----------

   Investment Total                                                       $18,578,890
                                                                          ===========

*Party in interest